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Exhibit 22.1

[NSAI LETTERHEAD]

February 2, 2004

Mr. Mark S. Sexton
Evergreen Resources Street, Inc.
1401 Seventeenth Street, Suite 1200
Denver, Colorado 80202

Dear Mr. Sexton:

        In accordance with your request, we have audited the estimates prepared by Evergreen Resources, Inc. (Evergreen), as of December 31, 2003, of the proved reserves and future revenue to the Evergreen interest in certain coalbed methane properties located in the Raton Basin, Las Animas County, Colorado. These estimates are based on constant prices and costs and conform to the guidelines of the Securities and Exchange Commission (SEC). The following table sets forth Evergreen's estimates of the proved reserves and future net revenue, as of December 31, 2003, for the audited properties.

	Gas Reserves		Future Net Revenue (M$)
Category	Gross (MMCF)	Net (MMCF)	Total	Present Worth at 10%
Proved Developed
Producing	1,096,253.3	820,583.2	3,446,024.8	1,719,530.3
Non-Producing	53,937.3	41,006.3	168,633.3	69,253.4
Proved Undeveloped	699,283.6	531,173.8	2,142,208.5	753,065.6

Total Proved(1)	1,849,474.0	1,392,763.3	5,756,867.5	2,541,849.3

(1)
Totals may not add due to rounding.

        Gas volumes are expressed in millions of standard cubic feet (MMCF) at the contract temperature and pressure bases.

        When compared on a well-by-well basis, some of the estimates of Evergreen are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion, Evergreen's estimates of proved gas reserves and future revenue as shown herein and in certain computer printouts in our office are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Evergreen in preparing the December 31, 2003 reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Evergreen.

        The estimated reserves and future revenue shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Evergreen's estimates do not include probable or possible reserves which may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

        The gas price used by Evergreen is based on the CIG Rocky Mountain spot market price of $5.575 per MMBTU in effect for flow on December 31, 2003. This price is adjusted for regional price differential and is held constant in accordance with SEC guidelines.

        Lease and well operating costs used by Evergreen are based on historical operating expense records. These costs include direct lease and field level costs of $1,216 per well per month until January 1, 2014, at which time the costs are decreased to $841 per well per month and are held constant in accordance with SEC guidelines. Lease and well operating costs also include gathering and transportation fees of $0.45 per MCF of gas. These fees are held constant in accordance with SEC guidelines. A portion of the overhead expenses above the field level and headquarters general and administrative overhead expenses of Evergreen are included. Evergreen's estimates of capital costs are included as required for workovers, new development wells, and production equipment.

        It should be understood that our audit does not constitute a complete reserve study of Evergreen's coalbed methane properties but did include an audit of 100 percent of Evergreen's properties. In our audit, we accepted without independent verification the accuracy and completeness of the historical information and data furnished by Evergreen with respect to ownership interest, gas production, well test data, gas prices, operating and development costs, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our evaluation something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

        We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Evergreen Resources, Inc. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,
/s/ FREDERIC D. SEWELL

DDS:RDM

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  Exhibit 22.1